PRIMERO MINING CORP.

Annual and Special Meeting of Holders of Common Shares
Held on May 28, 2012

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following is the report on voting results for the annual and special meeting of common shareholders of Primero Mining Corp. (the “Company”) held on May 28, 2012 (the “Meeting”).

Resolution #1: Set Number of Directors

On a vote by a show of hands, the number of directors of the Company was set at nine for the ensuing year. Based on proxies received prior to the meeting, this resolution received 66,452,944 votes in favour, representing 99.36% of the votes cast at the Meeting.

Resolution #2: Election of Directors

On a vote by a show of hands, each of the nine nominees named in the Company’s information circular dated April 16, 2012 was elected as a director of the Company to hold office until the close of the next annual general meeting. Based on proxies received prior to the meeting, each director received at least 50,878,264 votes in favour, representing at least 90.49% of the votes cast at the Meeting.

Resolution #3: Appointment of Auditors

On a vote by a show of hands, Deloitte & Touche LLP, Chartered Accountants, were appointed auditors of the Company to serve until the close of the next annual general meeting and the directors were authorized to fix the auditors’ remuneration. Based on proxies received prior to the meeting, this resolution received 66,793,751 votes in favour, representing 99.85% of the votes cast at the Meeting.

Resolution #4: Approval of Directors’ Phantom Share Unit Plan

On a vote by ballot, the directors’ phantom share unit plan and matters related thereto, as set out in the Company’s information circular dated April 16, 2012, were approved. Based on the report of the ballot, this resolution received 36,677,211 votes in favour, representing 65.00% of the votes cast at the Meeting, and 19,745,068 votes against, representing 35.00% of the votes cast at the Meeting.